

07004300

BEST AVAILABLE COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

𝓑𝓑 3/14

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 51959

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

BEST AVAILABLE COPY

REPORT FOR THE PERIOD BEGINNING 01/01/2006 AND ENDING 12/31/2006
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCM Financial Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1160 N. Town Center Dr., Suite 350
                          (No. and Street)

Las Vegas   NV   89144
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Suzanne Youles   702-360-3780
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piercy Bowler Taylor and Kern
                    (Name – if individual, state last, first, middle name)

6100 Elton Ave, Suite 1000, Las Vegas NV 89107-0123
    (Address)   (City)   PROCESSED   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant   MAR 2 3 2007
☐ Public Accountant   THOMSON
☐ Accountant not resident in United States or any of its possessions.   FINANCIAL

RECEIVED
FEB 2 8 2007

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Margaret E. Maul_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _MCM Financial Corp._ , as of _December 31_ , 20 _06_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_n/a_

DELPHINE FITZGERALD
Notary Public, State of Nevada
Appointment No. 01673511
My Appt. Expires Nov. 28, 2008

Margaret E Maul
Signature

President, Principal
Title

Delphine Fitzgerald
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

P B T K

PIERCY BOWLER TAYLOR & KERN
Certified Public Accountants • Business Advisors

MCM FINANCIAL CORP.

FINANCIAL STATEMENTS
AND REGULATORY REPORTS

YEARS ENDING
DECEMBER 31, 2006 AND 2005

6100 ELTON AVENUE, STE. 1000, LAS VEGAS, NEVADA 89107-0123   702-384-1120 fax 702-870-2474   pbtk.com

MCM FINANCIAL CORP.

YEARS ENDED DECEMBER 31, 2006 AND 2005

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Shareholder
MCM Financial Corp.
Las Vegas, Nevada

We have audited the accompanying balance sheets of MCM Financial Corp. as of December 31, 2006 and 2005, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MCM Financial Corp. as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements, taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements, taken as a whole.

February 23, 2007

1

MCM FINANCIAL CORP.
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 21,240	$ 12,610
Prepaid expenses	4,616	4,359
	$ 25,856	$ 16,969
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable		$ 200
Stockholder's equity		
Common stock, $50 stated value, 10,000 shares authorized, 1,000 shares issued and outstanding	$ 50,000	50,000
Additional paid-in capital	55,500	55,500
Deficit	(79,644)	(88,731)
	25,856	16,769
	$ 25,856	$ 16,769

See notes to financial statements.

2

MCM FINANCIAL CORP.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Revenue	$ 39,063	$ 28,470
General and administrative expenses	30,087	25,766
Income before interest income	8,976	2,704
Interest income	111	57
Net Income	$ 9,087	$ 2,761

See notes to financial statements.

MCM FINANCIAL CORP.
STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Number of shares issued and outstanding	Common stock stated value	Additional paid-in capital	Deficit	Total
Balance, January 1, 2006	1,000	$ 50,000	$ 55,500	$ (88,731)	$ 16,769
Net income				9,087	9,087
Balance, December 31, 2006	1,000	$ 50,000	$ 55,500	$ (79,644)	$ 25,856
Balance, January 1, 2005	1,000	$ 50,000	$ 53,500	$ (91,492)	$ 12,008
Capital contributions			2,000		2,000
Net income				2,761	2,761
Balance, December 31, 2006	1,000	$ 50,000	$ 55,500	$ (88,731)	$ 16,769

MCM FINANCIAL CORP.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Operating activities		
Net cash provided by operating activities	$ **8,630**	$ 2,761
Financing activities		
Capital contributions		2,000
Net increase in cash and cash equivalents	**8,630**	4,761
Cash and cash equivalents, beginning of year	**12,610**	7,849
Cash and cash equivalents, end of year	$ **21,240**	$ 12,610

See notes to financial statements

MCM FINANCIAL CORP.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1. Nature of operations and background information:

Business activities. MCM Financial Corp. (the Company), offers consulting services to clients, ordinarily described as "money management." The Company does not hold funds or securities for customers. The Company operates primarily in Southern Nevada; however, its future operations could be affected by adverse changes in economic conditions in the local area or in the United States, in general, including the effect of the war on terrorism.

2. Summary of significant accounting policies:

Use of estimates. Timely preparation of financial statements in conformity with accounting principles generally accepted in the United States ordinarily requires management to make estimates that affect reported amounts, which estimates may require revision in future periods.

Cash equivalents. Cash equivalents include highly liquid investments with initial maturities of three months or less.

Income taxes. The Company, with the consent of its sole stockholder, has elected to have its income taxed as an "S corporation" and, accordingly, these statements do not include any provisions for corporate income taxes or benefits.

Revenue recognition. Management fee revenues are recognized when earned and consist of commission percentages established by various agreements applied to customers' investment assets managed.

3. Net capital requirements:

The Company is subject to the net capital provisions of the Securities and Exchange Act of 1934. The rules adopted by the United States Securities and Exchange Commission prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, if any, to net capital, as defined, exceeds 10 to 1, or if its net capital, as defined, falls below $5,000. Net capital and the related net capital ratio may fluctuate on a daily basis. The net capital ratio of the Company was .00 to 1 and .02 to 1 at December 31, 2006 and 2005, respectively. The Company's net capital was $21,240 and $12,410 at December 31, 2006 and 2005, respectively. Therefore, the Company was in compliance with these requirements.

4. Related party transactions:

Use of the Company's premises are provided to it by an entity affiliated through common ownership at no cost and without accounting recognition. During 2006 and 2005, the Company recorded expenses of $13,500 and $12,500, respectively, to reimburse the affiliate for other charges.

5. Supplemental cash flow information:

	2006	2005
Reconciliation of net income to net cash provided by operating activities		
Net income	$ 9,087	$ 2,761
Increase in operating (assets) liabilities		
Prepaid expenses	(257)	100
Accounts payable	(200)	(100)
Net cash provided by operating activities	$ 8,630	$ 2,761

SUPPLEMENTAL INFORMATION

MCM FINANCIAL CORP.
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2006

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

Total stockholder's equity qualified for net capital	$	25,856
Deductions from and/or charges to net worth for non-allowable assets, net		(4,616)
Net capital	$	21,240
Minimum net capital requirement	$	5,000
Excess net capital @ 1000%	$	16,240
Ratio of aggregate indebtedness to total net capital		.00 to 1

Reconciliation with Company's computation (included in part II of
Form X-17A-5 as of December 31, 2006):

Net capital, per unaudited focus report	$	16,240

MCM FINANCIAL CORP.
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2006

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

Computation for determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission:

The Company is exempt from this requirement under paragraph (k)(1) of this rule.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company is exempt from this requirement since it does not perform clearing services or carry customer accounts. The Company does not routinely receive customer funds or securities.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

Schedule of Segregation Requirements and Funds in Segregation for Customer's Regulated Commodity Futures and Options Accounts Under Regulation 1.16 of the Commodity Futures Trading Commission:

The Company does not broker or deal commodity futures or options and is, therefore, exempt from this requirement.

PIERCY BOWLER TAYLOR & KERN

Certified Public Accountants • Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Shareholder
MCM Financial Corp.
Las Vegas, Nevada

In planning and performing our audit of the financial statements and supplemental schedules of MCM Financial Corp. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered the Company's over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the National Association of Securities Dealers, the National Securities Clearing Corporation, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2007

END